Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Fidelity Private Credit Fund

(Name of Issuer)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$29,326,825 (1)	0.0001476	$4,328.64(2)

Fees Previously Paid			—

Total Transaction Valuation	$29,326,825		$4,328.64

Total Fees Due for Filing			$4,328.64

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$4,328.64

(1)

Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of June 28, 2024, of $25.85. This amount is based upon the offer to purchase up to 1,134,500 common shares of beneficial interest, par value $0.01 per share, of Fidelity Private Credit Fund.

(2)

Calculated at $147.60 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.